 Filed by Boston Private Financial Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company: Boston Private Financial Holdings, Inc.
Commission File No.: 333-253002
Date: April 19, 2021

The following press release was issued by Boston Private Financial Holdings, Inc. on April 19, 2021.

Independent Proxy Advisory Firm Glass Lewis Joins ISS in Recommending that Boston
Private Shareholders Vote “FOR” the Proposed Transaction with SVB Financial

Boston Private Reminds Shareholders To Vote “FOR” the Financially and Strategically Compelling Transaction with SVB Financial

BOSTON—(BUSINESS WIRE)—Boston Private Financial Holdings, Inc. (NASDAQ: BPFH) (“Boston Private”), a leading provider of integrated wealth management, trust and banking services to individuals, families, businesses and nonprofits, today announced that independent proxy advisory firm Glass Lewis & Co. (“Glass Lewis”) has joined Institutional Shareholder Services (“ISS”) in recommending that Boston Private shareholders vote “FOR” the proposed transaction with SVB Financial Group (NASDAQ: SIVB) (“SVB Financial”) at Boston Private’s upcoming special meeting scheduled for April 27, 2021.  Both Glass Lewis and ISS have recommended that shareholders vote “FOR” each proposal to be presented at the special meeting, in accordance with the unanimous recommendation of the Boston Private Board (the “Board”).

“We welcome the favorable recommendations from Glass Lewis and ISS and are pleased that both proxy advisory firms recognize the financially and strategically compelling merits of the transaction with SVB Financial,” said Anthony DeChellis, Boston Private Chief Executive Officer and President.  “The Glass Lewis and ISS recommendations reaffirm the Board’s determination that the transaction with SVB Financial provides the best path for maximizing value for Boston Private shareholders.”

The Boston Private Board believes that the financially and strategically compelling transaction with SVB Financial will deliver significant immediate value and ongoing upside participation through a best-in-class premium and a best-in-class partner, and is the clear value-maximizing alternative for Boston Private shareholders.  In contrast, HoldCo’s proposed alternative is illusory, and amounts to a reckless gamble fraught with risk that would destroy substantial value for shareholders.

The Board unanimously recommends that shareholders vote “FOR” the proposed transaction with SVB Financial and “FOR” the other matters to be considered at the April 27, 2021 special meeting by following the instructions on the WHITE proxy card to vote via Internet or with a toll-free telephone call to ensure votes are received in time to be counted at the special meeting.

If shareholders have any questions or need assistance in voting shares, please contact Innisfree M&A Incorporated, Boston Private’s proxy solicitor, by calling toll-free at (877) 800-5187, or for banks and brokers, collect at (212) 750-5833.

About Boston Private
Boston Private is a leading provider of integrated wealth management, trust and banking services to individuals, families, businesses and nonprofits.  For more than 30 years, Boston Private has delivered comprehensive advice coupled with deep technical expertise to help clients simplify their lives and achieve their goals.  The firm offers the capabilities of a large institution with the superior service of a boutique firm to clients across the United States.  Boston Private is the corporate brand of Boston Private Financial Holdings, Inc. (NASDAQ: BPFH).  For more information, visit www.bostonprivate.com.

Advisors
Wachtell, Lipton, Rosen & Katz is serving as legal counsel to Boston Private and Morgan Stanley & Co. LLC is acting as financial advisor to Boston Private.

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including but not limited to SVB Financial’s and/or Boston Private’s expectations or predictions of future financial or business performance or conditions.  Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions.  These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.  Forward-looking statements speak only as of the date they are made, and we assume no duty to update forward-looking statements.  Actual results may differ materially from current projections.  In addition to factors previously disclosed in SVB Financial’s and Boston Private’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:  ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Boston Private’s shareholders on the expected terms and schedule; delay in closing the merger; the outcome of any legal proceedings that have been or may be instituted against SVB Financial or Boston Private; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement providing for the merger; difficulties and delays in integrating Boston Private’s business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; the inability to retain existing Boston Private clients; the inability to retain Boston Private employees; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms; and the impact of the global COVID-19 pandemic on SVB Financial’s and/or Boston Private’s businesses, the ability to complete the proposed merger and/or any of the other foregoing risks.  Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It
In connection with the proposed merger, SVB Financial has filed with the SEC a registration statement on Form S-4 that includes the proxy statement of Boston Private and a prospectus of SVB Financial.  The registration statement on Form S-4, as amended, was declared effective by the SEC on March 17, 2021, and Boston Private commenced mailing of the definitive proxy statement/prospectus to its shareholders on or about March 19, 2021.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SHAREHOLDERS OF BOSTON PRIVATE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

A free copy of the definitive proxy statement/prospectus, as well as other filings containing information about SVB Financial and Boston Private, may be obtained at the SEC’s Internet site (http://www.sec.gov).  Copies of documents filed with the SEC by SVB Financial will be made available free of charge on SVB Financial’s website at http://ir.svb.com or by contacting SVB Financial’s Investor Relations department at 408.654.7400; 3005 Tasman Drive, Santa Clara, CA 95054; or ir@svb.com.  Copies of documents filed with the SEC by Boston Private will be made available free of charge on Boston Private’s website at http://ir.bostonprivate.com or by contacting Boston Private’s Investor Relations department at 617.912.4386; 10 Post Office Square, Boston, MA 02109; or abromley@bostonprivate.com.

Participants in the Solicitation

SVB Financial, Boston Private and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Boston Private in connection with the proposed merger.  Information about the directors and executive officers of SVB Financial is set forth in the proxy statement for SVB Financial’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 4, 2021, and other documents filed by SVB Financial with the SEC.  Information about the directors and executive officers of Boston Private is set forth in Boston Private’s Form 10-K for the year ended December 31, 2020, as amended, and other documents filed by Boston Private with the SEC.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive proxy statement/prospectus regarding the proposed merger.  Free copies of this document may be obtained as described in the preceding paragraph.

Contacts

Investor Relations
Adam Bromley
(617) 912-4386
abromley@bostonprivate.com

Media
Lucy Muscarella
(617) 912-4402
lmuscarella@bostonprivate.com